Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF CPI CARD GROUP INC.

CPI Card Group Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”) does hereby certify as follows:

FIRST. That the name of the Corporation is CPI Card Group Inc.  The original Certificate of Incorporation of CPI Card Group Inc. was filed with the Secretary of State of Delaware on June 4, 2007.

SECOND. That the Board of Directors of the Corporation duly adopted resolutions recommending and declaring advisable that the Corporation’s Third Amended and Restated Certificate of Incorporation as filed on October 7, 2015 (the “Certificate of Incorporation”) be amended and that such amendment be submitted to the stockholders of the Corporation for their consideration, as follows:

RESOLVED, that the Third Amended and Restated Certificate of Incorporation be amended by changing the first paragraph of Article FOURTH thereof so that, as amended, said first paragraph of Article FOURTH shall be and read in its entirety as follows:

FOURTH.  The Corporation is authorized to issue two classes of stock to be designated, respectively, “Common Stock” and “Preferred Stock.” The total number of shares which the Corporation is authorized to issue is One Hundred Million One Hundred Thousand (100,100,000) shares. One Hundred Million (100,000,000) shares shall be Common Stock, $0.001 par value, and One Hundred Thousand (100,000) shares shall be Preferred Stock, $0.001 par value.  Effective at 12:01 a.m. on December 20, 2017 (the “Effective Time”), each five (5) shares of the Corporation’s Common Stock which is issued and outstanding immediately prior to the Effective Time shall be automatically combined and converted into one (1) fully paid and non-assessable share of the Corporation’s Common Stock (the “Reverse Stock Split”).  No fractional shares shall be issued in connection with the Reverse Stock Split.  Stockholders who otherwise would be entitled to receive fractional shares of Common Stock shall be entitled to receive cash (without interest or deduction) from the Corporation’s transfer agent in lieu of such fractional share, in an amount equal to the product obtained by multiplying (a) the closing price per share of the Common Stock as reported on the NASDAQ as of the date immediately preceding of the Effective Time, by (b) the fraction of one share owned by the stockholder.

THIRD. That, in lieu of a meeting and vote of stockholders, written or electronic consent of stockholders to said amendment granting the Board of Directors of the Corporation the authority to amend the Third Amended and Restated Certificate of Incorporation to provide for a reverse stock split has been given in accordance with the provisions of Section 228 of the General Corporation Law of the State of Delaware, and written notice of the adoption of the amendment has been given as provided in Section 228 of the General Corporation Law to every stockholder entitled to such notice.

FOURTH. That said amendment was duly adopted in accordance with Section 242 of the General Corporation Law of the State of Delaware.

FIFTH.  That this Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 18th day of December, 2017, and the foregoing facts stated herein are true and correct.

CPI CARD GROUP INC.

/s/ Scott Scheirman
By: Scott Scheirman
Its: President and Chief Executive Officer